SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

American Spectrum Realty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02970Q 10 4

(CUSIP Number)

12/31/01

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02970Q 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGS REAL ESTATE COMPANY, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 540,887

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 540,887

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 540,887

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer American Spectrum Realty, Inc.
	(b)	Address of Issuer's Principal Executive Offices 7700 Irvine Center Drive, Suite 555 Irvine, CA 92618

Item 2.	(a),	(b) and (c)	Name of Person Filing, Address of Principal Business Office and Citizenship
CGS Real Estate Company, Inc. 5850 San Felipe Road, Suite 500 Houston, TX 77057 Texas corporation
Item 2.	(d)	Title of Class of Securities Common Stock, $0.01 par value
Item 2.	(e)	CUSIP Number 02970Q 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NA
(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G):
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(l)(ii)(J).
Item 4.	Ownership.
	(a)	Amount beneficially owned: 540,887
	(b)	Percent of class: 9.5%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 540,887
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 540,887
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following        ☐            NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
NA

Item 8.	Identification and Classification of Members of the Group

The Reporting Person may be deemed to be controlled by William J. Carden.  Mr. Carden has included shares held by the Reporting Person as shares beneficially owned by him in his Schedule D filed with respect to the Issuer.

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification
NA

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 30, 2002
Date

CGS REAL ESTATE COMPANY, INC., a Texas corporation

/s/ William J. Carden
Signature
William J. Carden, President
Name/Title